Exhibit 99.1

All amounts in Canadian dollars.

BROOKFIELD RENEWABLE COMPLETES $325 MILLION EQUITY OFFERING

HAMILTON, Bermuda, June 10, 2014 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced the completion of the previously announced bought-deal offering through which it sold 10,250,000 limited partnership units (“L.P. units”) to a syndicate of underwriters at a price of $31.70 per L.P. unit for gross proceeds of approximately $325 million.

Brookfield Asset Management now owns approximately 62% of Brookfield Renewable on a fully-exchanged basis.

This news release shall not constitute an offer of securities for sale in the United States. The L.P. units offered will not be and have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold into the United States absent registration or an exemption from registration. There shall not be any public offering of the L.P. units in the United States.

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Brookfield Renewable Energy Partners (TSX: BEP.UN; NYSE: BEP) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Its portfolio is primarily hydroelectric and totals approximately 6,000 megawatts of installed capacity. Diversified across 71 river systems and 12 power markets in the United States, Canada and Brazil, the portfolio’s output is sold predominantly under long-term contracts and generates enough electricity from renewable resources to power more than three million homes on average each year. With a portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders. For more information, please visit www.brookfieldrenewable.com.

Investor Contact:
Zev Korman
Vice President, Investor and Media Relations
Tel: 416-359-1955
Email: zev.korman@brookfield.com